Exhibit 99.2

                               FIRST AMENDMENT TO
                         CCBT FINANCIAL COMPANIES, INC.
                        2001 DIRECTORS' STOCK OPTION PLAN


     WHEREAS, CCBT Financial Companies, Inc. (hereinafter referred to as "Company") has established the CCBT Financial Companies, Inc. 2001 Directors' Stock Option Plan (hereinafter referred to as "Plan"), effective February 1, 2001; and

     WHEREAS, Section 9 of the Plan reserves to the Board of Directors of the Company the right to amend the Plan at any time;

     NOW, THEREFORE in consideration of the foregoing, the Board of Directors of the Company hereby agrees to amend the Plan in accordance with the following provisions, said amendment to be effective as of April 26, 2001:

     1. Section 3 of the Plan is hereby amended by inserting the following words immediately after the second time "Company" appears in that section:

     "or the Bank (together, a "Non-employee Director")"

     2. Section 5(e) of the Plan is hereby amended by deleting that section in its entirety and inserting therefor the following:

     "(e) Exercise Period. Each vested option may be exercised at any time and from time to time, in whole or in part, prior to the tenth anniversary of the date of grant. Provided, however, that each vested option shall be exerciseable only so long as the optionee remains a Non-employee Director, or within one year following such optionee's death, disability, or such optionee's having reached the age of mandatory retirement pursuant to the By-laws of the Company or the Bank, as applicable. If an optionee ceases to be a Non-employee Director for any other reason, any unexercised options shall terminate and no longer be exercisable."

                                         Adopted by the Board of Directors
                                         on July 5, 2001